Domtar Inc. 395, boul. de Maisonneuve Ouest Montréal QC H3A 1L6 Canada Tél.: (514) 848-5400	Domtar Inc. 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Canada Tel.: (514) 848-5400
December 15, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Domtar Inc.
Form 6-K
Ladies and Gentlemen:
On behalf of Domtar Inc. (the “Company”), file number 1-9682, I am transmitting in electronic format pursuant to Regulation S-T for filing under the Securities Act of 1934, as amended, a report on Form 6-K attaching the re-issued financial statements and Management’s Discussion and Analysis of the Company for the year ended December 31, 2005 (the “Form 6-K”), reflecting certain operations as discontinued operations.
If I can be of any assistance to you in processing the Form 6-K or if I can answer any questions, please call me at (514) 848-5866.
The original signature page to the Form 6-K has been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.
Sincerely,
/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary
Tel.:     (514) 848-5866
Fax:     (514) 848-6850
Email: razvan.theodoru@domtar.com
Enclosures
www.domtar.com